Exhibit 99

RETRACTABLE TECHNOLOGIES, INC.

AUDIT COMMITTEE

POLICIES AND PROCEDURES REGARDING COMPLAINTS

The Audit Committee (the “Committee”) of the Board of Directors of Retractable Technologies, Inc. (“RTI”) has adopted this policy to provide procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters (“Complaints”) and the confidential, anonymous submission by employees of RTI of concerns of questionable accounting or auditing matters.

1. Address for Complaints. Complaints shall be addressed to Chairperson, Audit Committee of the Board of Directors, Retractable Technologies, Inc., 511 Lobo Lane, P.O. Box 9, Little Elm, Texas 75068-0009.

2. Publication of Address. The Committee directs management of RTI to publish this Policy and the address for the submission of Complaints in such manner and in such places as may be necessary to comply with applicable rules and regulations of the Securities and Exchange Commission and the American Stock Exchange (“Amex”) or any other applicable exchange or market or as management otherwise deems necessary or appropriate.

3. Form of Complaints. All Complaints must be in writing and may be signed (with or without a request for confidentiality) or may be anonymous.

4. Delivery of Complaints to Chairperson. Management shall cause any Complaints received at the address set forth above or otherwise to be delivered (in unopened form) to the Chairperson of the Committee (the “Chairperson”) at such address as the Chairperson may designate promptly upon receipt. Management shall cause a log to be kept of all Complaints received showing the date of receipt and the date of delivery to the Chairperson. Such log shall contain such additional identifying information as may be obtained from the envelope in which the Complaint is delivered, including, without limitation, name of sender and date of postmark.

5. Review Procedures. Upon receipt of a Complaint, the Chairperson shall determine, in his or her sole discretion and, if he or she elects, after consulting with outside counsel, the appropriate process for review and disposition of the Complaint, which process may include one or more of the following:

(a) Audit Committee Review. The Chairperson may transmit the Complaint to the Committee for disposition, which may include review or investigation of the Complaint or no action depending on its tenor. The Committee may engage outside counsel, outside accountants, or other third-party professionals to provide such assistance as the Committee deems necessary or appropriate in connection with its review or investigation of a Complaint.

(b) Panel Review. The Chairperson may appoint a panel consisting of RTI’s Chief Financial Officer (the “CFO”) and his or her designees to conduct a review or investigation of the Complaint. The panel will provide to the Chairperson, on a periodic basis determined to be appropriate by the Chairperson, a written report regarding the status and/or disposition of each Complaint assigned to it. The CFO may delegate his or her obligations under this subsection to one or more of his or her staff members. Upon written authorization from the Chairperson, the panel may engage any outside counsel, outside accountants, or other third-party professionals to provide such assistance as the panel deems necessary or appropriate in connection with its review or investigation of a Complaint.

6. Reports to the Board. The Committee will provide to either the full Board of Directors of RTI or to the non-management members of the Board, in its sole discretion, on a quarterly basis, a report regarding the status and/or disposition of each Complaint under evaluation at any time during that quarter. Upon the disposition of a Complaint, the Committee will provide a written report of the disposition to RTI’s CEO and, unless assigned to the panel under subsection 5(b) hereof, the CFO.

7. Access to Officers and Employees. Any person assigned responsibility to conduct a review and investigation of a Complaint under Section 5 hereof is authorized to contact, in person, in writing, or by any electronic means, any officer or employee of RTI for the purpose of conducting a review of the Complaint, except as prohibited under Section 8 hereof.

8. Anonymous and Confidential Complaints. The Committee acknowledges that employees may confidentially and anonymously submit concerns regarding questionable accounting or auditing matters under this Policy in accordance with Section 301 of the Sarbanes-Oxley Act of 2002 and applicable guidelines of Amex. The Committee believes that it is in the best interest of RTI to protect and preserve the confidentiality and anonymity of any employee who submits a confidential, anonymous Complaint under this Policy. In this regard, no member of the Committee or the Board of Directors and no officer or employee of RTI is permitted to attempt to discover the identity of any employee who anonymously submits a Complaint or disclose the identity of any employee who provides confidential information regarding a Complaint, unless so advised by outside counsel or otherwise required by a court of competent jurisdiction or by applicable federal, state, or local law or regulation.

9. Retention of Complaints. The Chairperson of the Committee will maintain a file of materials related to Complaints. Such materials will be retained for a period of seven (7) years or such longer period as may be required by law.

Adopted March 28, 2005.